EXHIBIT 99.1

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

TORONTO, June 30, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (the “Company”) (TSX:SEA) (NYSE:SA) today provided the results of its annual general meeting of shareholders held on June 29, 2016. A total of 33,579,351 common shares were voted at the meeting, representing 63.79% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

  Election of all management nominees to the board of directors of the Company;
  Appointment of KPMG LLP as auditor of the Company for the ensuing year;
  Authorization of the directors to fix the auditors remuneration;
  Approval of an increase in the shares reserved for issue under the Company’s Stock Option Plan; and
  Approval, by disinterested shareholders, of an option grant to a new director of the Company.

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	Percentage For
A. Frederick Banfield	15,273,587	1,239,225	92.50
D. Scott Barr	16,354,178	158,634	99.04
Eliseo Gonzalez-Urien	16,347,178	165,634	99.00
Richard C. Kraus	16,409,910	102,902	99.38
Jay S. Layman	16,396,075	116,737	99.29
John W. Sabine	16,382,624	130,188	99.21
Gary A. Sugar	16,377,694	135,118	99.18
Rudi P. Fronk	16,411,017	101,795	99.38

A total of 17,066,539 shares were “non-votes” under U.S. proxy rules and were not cast with respect to the election of each of the directors and the approval of the stock option grants to directors.

All of the eight above-listed directors were re-elected to the Board.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292
Fax: (416) 367-2711
Email:  info@seabridgegold.net